UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

GWG HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

36192A 10 9

(CUSIP Number)

Murray T. Holland, Chief Executive Officer

325 North St. Paul Street, Suite 2650

Dallas, Texas 75201

(612) 746-1944

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 23, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: The LT-3 Exchange Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 2,089,241 (1)
8. Shared Voting Power: N/A
9. Sole Dispositive Power: 2,089,241 (1)
10. Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,089,241
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 6.3% (2)
14.	Type of Reporting Person: OO (trust)

(1)	The Trust Advisors of the trust have sole decision-making authority with respect to the trust, including joint voting power and dispositive power over the Shares.
(2)	Based upon 33,094,664 shares of common stock (the “Common Stock”) of GWG Holdings, Inc. (the “Issuer”) outstanding as of August 11, 2020, based on information contained in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on August 14, 2020 (the “Second Quarter Form 10-Q”).

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: The LT-4 Exchange Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 2,067,544 (1)
8. Shared Voting Power: N/A
9. Sole Dispositive Power: 2,067,544 (1)
10. Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,067,544
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 6.2% (2)
14.	Type of Reporting Person: OO (trust)

(1)	The Trust Advisors of the trust have sole decision-making authority with respect to the trust, including joint voting power and dispositive power over the Shares.
(2)	Based upon 33,094,664 shares of Common Stock of the Issuer outstanding as of August 11, 2020, based on information contained in the Second Quarter Form 10-Q.

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: The LT-5 Exchange Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 2,050,562 (1)
8. Shared Voting Power: N/A
9. Sole Dispositive Power: 2,050,562 (1)
10. Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,050,562
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 6.2% (2)
14.	Type of Reporting Person: OO (trust)

(1)	The Trust Advisors of the trust have sole decision-making authority with respect to the trust, including joint voting power and dispositive power over the Shares.
(2)	Based upon 33,094,664 shares of Common Stock of the Issuer outstanding as of August 11, 2020, based on information contained in the Second Quarter Form 10-Q.

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: The LT-6 Exchange Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 2,066,469 (1)
8. Shared Voting Power: N/A
9. Sole Dispositive Power: 2,066,469 (1)
10. Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,066,469
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 6.2% (2)
14.	Type of Reporting Person: OO (trust)

(1)	The Trust Advisors of the trust have sole decision-making authority with respect to the trust, including joint voting power and dispositive power over the Shares.
(2)	Based upon 33,094,664 shares of Common Stock of the Issuer outstanding as of August 11, 2020, based on information contained in the Second Quarter Form 10-Q.

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: The LT-7 Exchange Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 2,058,876 (1)
8. Shared Voting Power: N/A
9. Sole Dispositive Power: 2,058,876 (1)
10. Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,058,876
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 6.2% (2)
14.	Type of Reporting Person: OO (trust)

(1)	The Trust Advisors of the trust have sole decision-making authority with respect to the trust, including joint voting power and dispositive power over the Shares.
(2)	Based upon 33,094,664 shares of Common Stock of the Issuer outstanding as of August 11, 2020, based on information contained in the Second Quarter Form 10-Q.

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: The LT-8 Exchange Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 2,067,290 (1)
8. Shared Voting Power: N/A
9. Sole Dispositive Power: 2,067,290 (1)
10. Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,067,290
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 6.2% (2)
14.	Type of Reporting Person: OO (trust)

(1)	The Trust Advisors of the trust have sole decision-making authority with respect to the trust, including joint voting power and dispositive power over the Shares.
(2)	Based upon 33,094,664 shares of Common Stock of the Issuer outstanding as of August 11, 2020, based on information contained in the Second Quarter Form 10-Q.

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: James E. Turvey, as Trust Advisor to each of the Seller Trusts
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: N/A
8. Shared Voting Power: 16,076,252 (1) (2)
9. Sole Dispositive Power: N/A
10. Shared Dispositive Power: 16,076,252 (1) (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,076,252 (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 48.6% (3)
14.	Type of Reporting Person: IN

(1)	Includes (i) 2,089,241 shares of Common Stock held in The LT-3 Exchange Trust; (ii) 2,067,544 shares of Common Stock held in The LT-4 Exchange Trust; (iii) 2,050,562 shares of Common Stock held in The LT-5 Exchange Trust; (iv) 2,066,469 shares of Common Stock held in The LT-6 Exchange Trust; (v) 2,058,876 shares of Common Stock held in The LT-7 Exchange Trust; (viii) 2,067,290 shares of Common Stock held in The LT-8 Exchange Trust; and (iv) an aggregate of 3,676,270 shares of Common Stock held in other trusts for which Mr. Turvey is a trust advisor (such other trusts, the “Other Trusts” and collectively with The LT-3 Exchange Trust, The LT-4 Exchange Trust, The LT-5 Exchange Trust, The LT-6 Exchange Trust, The LT-7 Exchange Trust and The LT-8 Exchange Trust, the “Seller Trusts”). James E. Turvey has no pecuniary interest in the shares of Common Stock held by the Seller Trusts.
(2)

The Trust Advisors have sole decision-making authority with respect to each of the Seller Trusts, including joint voting power and dispositive power over the shares of Common Stock held by each of the Seller Trusts.

(3)	Based upon 33,094,664 shares of Common Stock of the Issuer outstanding as of August 11, 2020, based on information contained in the Second Quarter Form 10-Q.

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: Murray T. Holland, as Trust Advisor to each of the Seller Trusts
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: N/A
8. Shared Voting Power: 16,076,252 (1) (2)
9. Sole Dispositive Power: N/A
10. Shared Dispositive Power: 16,076,252 (1) (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,076,252 (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 48.6% (3)
14.	Type of Reporting Person: IN

(1)	Includes (i) 2,089,241 shares of Common Stock held in The LT-3 Exchange Trust; (ii) 2,067,544 shares of Common Stock held in The LT-4 Exchange Trust; (iii) 2,050,562 shares of Common Stock held in The LT-5 Exchange Trust; (iv) 2,066,469 shares of Common Stock held in The LT-6 Exchange Trust; (v) 2,058,876 shares of Common Stock held in The LT-7 Exchange Trust; (vii) 2,067,290 shares of Common Stock held in The LT-8 Exchange Trust; and (vi) an aggregate of 3,676,270 shares of Common Stock held in the Other Trusts. Mr. Holland is a trust advisor or to the Other Trusts. Murray T. Holland may be deemed to have an indirect interest in the shares of Common Stock held by the Seller Trusts resulting from his indirect ownership interest in 30% of the outstanding membership interests of MHT Financial, LLC (“MHT”), the sole beneficiary of each of the Seller Trusts. Consequently, to the extent that MHT, as beneficiary, receives any proceeds from the sale of Common Stock and Seller Trust L Bonds, as contemplated by the Master Agreement, in excess of its contractual obligations, Mr. Holland would have a right to receive his pro rata share of any distribution of such proceeds if and when made by MHT to its members, though Mr. Holland does not have sole control over the decision to effect any such distribution by MHT. There can be no assurance (i) that MHT will receive any proceeds in excess of its contractual obligations, (ii) as to the amount of any such excess, or (iii) that any distribution of such excess will be distributed to members of MHT, including Mr. Holland. The filing of the Amendment (as defined below) shall not be construed as an admission that Mr. Holland is, for any purpose other than Section 13 of the Act, the beneficial owner of such shares.
(2)

The Trust Advisors have sole decision-making authority with respect to each of the Seller Trusts, including joint voting power and dispositive power over the shares of Common Stock held by each of the Seller Trusts.

(3)	Based upon 33,094,664 shares of Common Stock of the Issuer outstanding as of August 11, 2020, based on information contained in the Second Quarter Form 10-Q.

Item 1.	Security and Issuer

Item 1 of the Statement is hereby amended and restated in its entirety as follows:

This Amendment No. 5 (the “Amendment”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 7, 2019 as previously amended on Schedule 13D/A filed with the Commission on April 17, 2019, Schedule 13D/A filed with the Commission on April 30, 2019, Schedule 13D/A filed with the Commission on June 18, 2019, and Schedule 13D/A filed with the Commission on September 12, 2019 (as amended, this “Schedule 13D”) with respect to the common stock, $0.001 par value (the “Common Stock”) of GWG Holdings, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 325 North St. Paul Street, Suite 2650, Dallas, Texas 75201. Unless specifically amended hereby, the disclosure set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transactions

Item 4 of the Statement is hereby amended and supplemented by the addition of the following:

“On October 23, 2020, and effective as of September 30, 2020, each of The LT-21 Exchange Trust, The LT-22 Exchange Trust, The LT-23 Exchange Trust, The LT-24 Exchange Trust, The LT-25 Exchange Trust, and The LT-26 Exchange Trust (each, an “Exchange Trust” and collectively, the “Exchange Trusts”), trusts for which James E. Turvey and Murray T. Holland serve as Trust Advisors, on the one hand, transferred its shares of Common Stock of the Issuer and Seller Trust L Bonds of the Issuer to one of the following trusts: The LT-21 LiquidTrust, The LT-22 LiquidTrust, The LT-23 LiquidTrust, The LT-24 LiquidTrust, The LT-25 LiquidTrust, and The LT-26 LiquidTrust (each, a “LiquidTrust” and collectively, the “LiquidTrusts”), and, on the other hand, each LiquidTrust transferred to one of the Exchange Trusts its beneficial interest in a certain custody trust.

On October 23, 2020, and effective as of September 30, 2020, each of the Seller Trusts and the Exchange Trusts entered into an Omnibus Exchange Agreement, pursuant to which the Seller Trusts and the Exchange Trusts agreed to reallocate amongst the Seller Trusts and the Exchange Trusts certain of the shares of Common Stock they held to correct certain misallocations.”

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(b) of the Statement is hereby amended and restated in its entirety as follows:

“(a)-(b)	The beneficial ownership percentage of the Reporting Persons is calculated based upon 33,094,664 shares of Common Stock of the Issuer outstanding as of August 11, 2020, based on information contained in the Second Quarter Form 10-Q.

Reporting Person	Amount beneficially owned	Percent of class	Sole Power to vote or direct the vote (1)	Shared power to vote or direct the vote (1)	Sole power to dispose or to direct the disposition of (1)	Shared power to dispose or to direct the disposition of (1)	Amount of beneficially owned securities subject to right to acquire
The LT-3 Exchange Trust	2,089,241	6.3%	2,089,241	N/A	2,089,241	N/A	N/A
The LT-4 Exchange Trust	2,067,544	6.2%	2,067,544	N/A	2,067,544	N/A	N/A
The LT-5 Exchange Trust	2,050,562	6.2%	2,050,562	N/A	2,050,562	N/A	N/A
The LT-6 Exchange Trust	2,066,469	6.2%	2,066,469	N/A	2,066,469	N/A	N/A
The LT-7 Exchange Trust	2,058,876	6.2%	2,058,876	N/A	2,058,876	N/A	N/A
The LT-8 Exchange Trust	2,067,290	6.2%	2,067,290	N/A	2,067,290	N/A	N/A
James E. Turvey, as Trust Advisor to each of the Seller Trusts	16,076,252	48.6%	N/A	16,076,252	N/A	16,076,252	N/A
Murray T. Holland, as Trust Advisor to each of the Seller Trusts	16,076,252	48.6%	N/A	16,076,252	N/A	16,076,252	N/A

(1)

The Trust Advisors have sole decision-making authority with respect to each of the Seller Trusts, including joint voting power and dispositive power over the shares of Common Stock held by each of the Seller Trusts.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by the addition of the following:

“The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2020

THE LT-3 EXCHANGE TRUST THE LT-4 EXCHANGE TRUST THE LT-5 EXCHANGE TRUST THE LT-6 EXCHANGE TRUST THE LT-7 EXCHANGE TRUST THE LT-8 EXCHANGE TRUST

By:	/s/ James E. Turvey
Name:	James E. Turvey
Title:	Trust Advisor

By:	/s/ Murray T. Holland
Name:	Murray T. Holland
Title:	Trust Advisor

MURRAY T. HOLLAND

/s/ Murray T. Holland
Murray T. Holland, as Trust Advisor to the Seller Trusts

JAMES E. TURVEY

/s/ James E. Turvey
James E. Turvey, as Trust Advisor to the Seller Trusts